Invesco Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 27, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Actively Managed Exchange-Traded Fund Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-147622 and 811-22148) relating to PowerShares Absolute Return Allocation Portfolio, PowerShares Crude Oil Allocation Portfolio, PowerShares Emerging Markets Equity Allocation Portfolio and PowerShares Global Macro Portfolio, each a series of the Trust (collectively, the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
34	April 20, 2012	0001104659-12-026705
34	May 21, 2012	0001104659-12-038674
44	July 23, 2012	0001104659-12-050394
44	July 27, 2012	0001104659-12-051798
48	August 17, 2012	0001104659-12-058692
52	September 11, 2012	0001104659-12-062809
57	October 10, 2012	0001104659-12-068407
65	November 8, 2012	0001104659-12-075918
72	December 6, 2012	0001104659-12-082393
77	January 4, 2013	0001104659-13-000640
81	February 1, 2013	0001104659-13-006748
86	March 4, 2013	0001104659-13-017144
91	April 3, 2013	0001104659-13-026710
95	May 3, 2013	0001104659-13-037127
99	June 3, 2013	0001104659-13-046328
103	July 2, 2013	0001104659-13-052886
107	August 1, 2013	0001104659-13-058779
112	August 30, 2013	0001104659-13-067414
115	September 30, 2013	0001104659-13-073137
120	October 30, 2013	0001104659-13-079139
123	November 26, 2013	0001104659-13-087082
127	December 23, 2013	0001104659-13-091904
130	January 21, 2014	0001104659-14-003256
134	February 19, 2014	0001104659-14-011350
140	March 20, 2014	0001104659-14-021268
145	April 18, 2014	0001104659-14-028600
150	May 16, 2014	0001104659-14-039673
154	June 13, 2014	0001104659-14-045869
157	July 11, 2014	0001104659-14-051148
160	August 8, 2014	0001104659-14-058685

162	September 5, 2014	0001193125-14-333377
165	October 3, 2014	0001193125-14-362962
168	October 31, 2014	0001193125-14-391185
173	November 28, 2014	0001193125-14-427918
176	December 23, 2014	0001193125-14-451848
179	January 21, 2015	0001193125-15-015768
182	February 19, 2015	0001193125-15-053605
187	March 20, 2015	0001193125-15-099726
190	April 17, 2015	0001193125-15-134743
192	May 15, 2015	0001193125-15-189392
195	June 12, 2015	0001193125-15-221280
197	July 10, 2015	0001193125-15-249941
200	August 7, 2015	0001193125-15-282403
203	September 4, 2015	0001193125-15-312641
207	October 2, 2015	0001193125-15-336101
210	October 30, 2015	0001193125-15-359361
214	November 27, 2015	0001193125-15-389515
218	December 23, 2015	0001193125-15-411888
222	January 21, 2016	0001193125-16-434465
227	February 19, 2016	0001193125-16-469357
233	March 18, 2016	0001193125-16-509688
237	April 15, 2016	0001193125-16-542510
241	May 13, 2016	0001193125-16-589776
247	June 10, 2016	0001193125-16-618545
250	July 8, 2016	0001193125-16-644122
256	August 5, 2016	0001193125-16-672836
261	September 2, 2016	0001193125-16-700739
268	September 30, 2016	0001193125-16-726887
275	October 28, 2016	0001193125-16-750919
282	November 23, 2016	0001193125-16-776091
287	December 22, 2016	0001193125-16-801406
291	January 20, 2017	0001193125-17-013870
296	February 17, 2017	0001193125-17-047543
303	March 17, 2017	0001193125-17-086616
307	April 13, 2017	0001193125-17-122545
311	May 12, 2017	0001193125-17-168211
315	June 9, 2017	0001193125-17-199665
319	July 7, 2017	0001193125-17-223853
323	August 4, 2017	0001193125-17-248420
327	September 1, 2017	0001193125-17-275177
331	September 29, 2017	0001193125-17-298924
336	October 27, 2017	0001193125-17-322574
340	November 22, 2017	0001193125-17-350247
344	December 21, 2017	0001193125-17-375894
349	January 19, 2018	0001193125-18-014639
354	February 16, 2018	0001193125-18-048013
361	March 16, 2018	0001193125-18-085139
367	April 13, 2018	0001193125-18-116557
372	May 11, 2018	0001193125-18-160534
376	June 8, 2018	0001193125-18-187716

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold in connection with the Amendments. If you have any questions, please contact Mark Greer at (312) 964-3505. Thank you.

Very truly yours,

Invesco Actively Managed Exchange-Traded Fund Trust

By:	/s/ Anna Paglia
Anna Paglia
Secretary